

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 17, 2014

<u>Via E-mail</u>
Bonnie Brown
Chief Financial Officer
Tecogen Inc.
45 First Avenue
Waltham, MA 02451

> **Re:** **Tecogen Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 16, 2014**
> **File No. 333-193791**

Dear Ms. Brown:

We have reviewed your amended registration statement and have the following comments.

<u>Principal and Selling Shareholders, page 52</u>

1.   We note your response to comments five and six in our letter dated February 27, 2014. It does not appear that you have revised the principal and selling shareholders section of your registration statement as requested. Please advise.

2.   We note your response to comment seven in our letter dated February 27, 2014. You indicate that you have revised your disclosure and "provided footnotes" as requested. However, it does not appear that you have identified by footnote or otherwise the natural person or persons who exercise sole or shared voting and/or dispositive powers with respect to the shares being offered for sale by the selling shareholders. For example, there is no information provided for Prime World, Inc. or Seville Enterprises LP. We reissue comment seven in our letter dated February 27, 2014.

You may contact Kamyar Daneshvar, Staff Attorney, at (202) 551-3787 or Craig Slivka, Special Counsel, at (202) 551-3729 with any questions.

Sincerely,

/s/ Craig Slivka, for

Pamela Long
Assistant Director

cc: Edwin L. Miller (*via e-mail*)
             Sullivan & Worcester LLP